Zentek's ZenGUARD™ Patent Application Granted by the
Canadian Intellectual Property Office

Guelph, ON - December 7, 2022 Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property (IP) development and commercialization company, is pleased to announce that on December 6, 2022, it was granted Patent Number 3,152,759 for its ZenGUARD™ technology, "graphene-silver composites and uses for same as an antimicrobial composition."

The patent was granted by the Canadian Intellectual Property Office ("CIPO") and has a term of 20 years from the filing date, or in this instance, until September 20th, 2041.  This follows the Company's announcement on September 16, 2022, pertaining to the allowance of this patent, applicable to the use of its ZenGUARD™ technology on personal protective equipment ("PPE") and heating, ventilation, and air conditioning ("HVAC") applications. Zentek is continuing to work with its IP counsel to prepare patent applications to protect its commercial rights in all global jurisdictions of interest.

"This is a significant milestone for Zentek and demonstrates our ability to move from a concept in the lab to an asset that can be commercialized by the Company. Developing and protecting our intellectual property is the cornerstone of our business model. We are grateful for the hard work of our entire team, as well as the support of our shareholders. We look forward to the continued commercialization of ZenGUARD™ as a differentiated and patented technology platform upon which a number of products can be developed to better protect people and the environment," said Greg Fenton, CEO of Zentek.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating has shown to have over 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.